

August 16, 2013

Via E-mail
Richard E. Waugh
Chief Executive Officer and Director
The Bank of Nova Scotia
44 King St. West
Scotia Plaza, 8th Floor
Toronto, Ontario, Canada M5H 1H1

>   **Re: The Bank of Nova Scotia**
>   **Amendment No. 2 to Registration Statement on Form F-3**
>   **Filed August 13, 2013**
>   **And Documents Incorporated by Reference**
>   **File No. 333-188984**

Dear Mr. Waugh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-3

Exhibit 5.1

1.   We reissue prior comment 12, as we continue to note that counsel has not opined that each Covered Bond and the guarantees are "binding obligations" of the Bank and the Guarantor, respectively. We also note that counsel has not deleted the language on page 3 that inappropriately limits investors' reliance on the legality opinion.

Exhibit 23.1

2.   Please provide an updated auditor consent along with your next amendment to Form F-3.

Form 40-F for the Fiscal Year Ended October 31, 2012

Note 3. Significant accounting policies, page 110

Purchased loans, page 114

3.   We note in your response dated July 12, 2013 to prior comment 47 that you record improvements in cash flows related to credit and credit related deterioration in cash flows of your purchased loans in the provision for credit losses. Please revise your future filings to disclose the amount of recoveries for your purchased loans portfolio recorded in the provision during the periods presented.

        You may contact Lindsay McCord at (202) 551-3417 or Staci Shannon at (202) 551-3374 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

                                                Sincerely,

                                                /s/ Michael Seaman for

                                                Suzanne Hayes
                                                Assistant Director